BIOVEST INTERNATIONAL, INC.

377 Plantation Street

Worcester, MA 01605

November 16, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler Mr. Gregory S. Belliston

	Re:	Biovest International, Inc. Registration Statement on Form SB-2, as amended (File Number 333-138257)

Dear Mr. Riedler and Mr. Belliston:

On behalf of Biovest International, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Friday, November 17, 2006 at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Curt P. Creely at Foley & Lardner LLP, our counsel, at (813) 225-4122.

Very truly yours, Biovest International, Inc.

By:	/s/ James A. McNulty
James A. McNulty, Chief Financial Officer and Secretary